

vampr

Josh Simons · 2nd

Co-founder of Vampr

Los Angeles Metropolitan Area · 500+ connections ·

Contact info



Vampr



Swinburne Universit
Technology

Featured



TMN 30 Under 30: Vampr founder Josh Simons wins Reader's Choice
The Music Network

Everybody loves a fan favourite.



EST OF 201

Apple reveals Vampr in Best of 2017!
Medium

Just a quick one today to share with y'all some really exciting news for our...



Bucl
YouT

Sept

Activity

2,434 followers



Baz and I have recently been doing the podcast rounds across the internet an...

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21 Reactions



Since relaunching Vampr just ○ month ago we've already push

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33 Reactions • 2 Comments



Tell Yakuza Matt where I live 😂

Josh replied to a comment



Your partner Julian Hewitt is m disrespectful over email and c

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Experience



Co-founder & CEO

Vampr

Apr 2015 – Present · 5 yrs 7 mos

From little things, big things grow.

It all starts with a connection.

Vampr is the number one social platform helping creatives find people to collaborate with, create new music and monetize their work - an essential network that grows with you every step of your journey.

...see mor



Vampr - It all started with a connection



Storyboard

Advisor



Espire VR

Feb 2017 – Present · 3 yrs 9 mos

Espire 1 is the definitive VR stealth experience out now on all systems. Released in November 2019, this title brings the stealth genre to the exciting medium of Virtual Reality, delivering gameplay mechanics for the stealth and action genres that have yet to be explored. Espire is developed by Digital Lode in Melbourne, Australia and the title is being published by ...see mor



Espire 1: VR Operative - Official Announceme...

Advisor



Emanate - Blockchain Music

Jun 2018 – Present · 2 yrs 5 mos

Emanate is an EOS blockchain solution helping musicians realize financial reward in the form of real-time royalty payments when their music is used or played.



Founder & Managing Director

Raw Imagination People Expect

May 2010 – Present · 10 yrs 6 mos

A record label.

Oversee and manage indie record label, coordinating with publicity teams in USA, UK and
Australia ...**see mor**



Advisor

Mindset Health

Jul 2017 – Sep 2018 · 1 yr 3 mos

YC S19

Mindset helps people manage chronic health issues, like irritable bowel syndrome, with app-
based hypnotherapy. Find out more at www.mindsethealth.com

Show 2 more experiences ⌄

Education



Swinburne University of Technology
Bachelor of Business (BBus), Advertising
2013 – 2019

Wesley College
Victorian Certificate of Education
2003 – 2008



